QuickLinks -- Click here to rapidly navigate through this document
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. )*
Telewest Global, Inc. (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
87956T107 (CUSIP Number)

Elizabeth M. Markowski
Senior Vice President
Liberty Media International, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112
(720) 875-5800
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
July 19, 2004 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.            87956T107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Media International, Inc. 20-0893138

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares		7.	Sole Voting Power 18,417,273 shares
Beneficially
Owned by Each		8.	Shared Voting Power -0-
Reporting
Person With		9.	Sole Dispositive Power 18,417,273 shares

		10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,417,273 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13.	Percent of Class Represented by Amount in Row (11) 7.5%

14.	Type of Reporting Person (See Instructions) CO

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Statement of

LIBERTY MEDIA INTERNATIONAL, INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

TELEWEST GLOBAL, INC.

Item 1. Security and Issuer

        This statement on Schedule 13D (the "Statement") is being filed by Liberty Media International, Inc., a Delaware corporation (the "Reporting Person"), with respect to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Telewest Global, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at 160 Great Portland Street, London W1W 5QA, United Kingdom.

Item 2. Identity and Background

        Liberty TWSTY Bonds, Inc., a Delaware corporation ("Liberty TWSTY"), is a direct, wholly owned subsidiary of the Reporting Person and the record owner of the shares of Common Stock disclosed on this Statement as beneficially owned by the Reporting Person. The principal business address of the Reporting Person and Liberty TWSTY is 12300 Liberty Boulevard, Englewood, Colorado 80112.

        The Reporting Person is a holding company that, through its ownership of interests in subsidiaries and affiliates, provides broadband distribution services and video programming services to subscribers in Europe, Japan, Australia and Latin America. The Reporting Person's broadband distribution services consist primarily of cable television distribution, Internet access and, in selected markets, telephony and satellite distribution. The Reporting Person's programming networks create original programming and also distribute programming obtained from international and home-country content providers.

        Schedule 1 attached to this Statement contains the following information concerning each director and executive officer of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

        During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the "Schedule 1 Persons") has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

        The Reporting Person acquired beneficial ownership of 18,417,273 shares of Common Stock in the financial restructuring (the "Restructuring") of Telewest Communications plc, a company incorporated under the laws of England and Wales ("Old Telewest"). The Issuer was formed in the Restructuring to hold all of Old Telewest's operating businesses. In June 2004, an English scheme of arrangement between Old Telewest and certain of its creditors was sanctioned by order of the High Court of Justice of England and Wales, Chancery Division, Companies Court, and an English scheme of arrangement between Old Telewest's wholly owned finance subsidiary, Telewest Finance (Jersey) Limited ("Telewest Jersey"), and certain of its creditors was sanctioned by the Royal Court of Jersey (Samedi Division) and by the High Court of Justice of England and Wales, Chancery Division, Companies Court (collectively, the "Schemes"). The Schemes provide, among other things, for the transfer of Old Telewest's operating businesses to the Issuer and the distribution by the Issuer of (i) an aggregate of 241,325,000 shares of Common Stock to the creditors of Old Telewest and Telewest Jersey in respect of their claims under the Schemes, which shares represent 98.5% of the outstanding Common Stock post-Restructuring, and (ii) an aggregate of 3,675,000 shares of Common Stock to the eligible shareholders of Old Telewest, which shares represent 1.5% of the outstanding Common Stock post-Restructuring. Following the consummation of the Restructuring, Old Telewest and Telewest Jersey are expected to be placed into insolvent liquidation. The consummation of the Restructuring was subject to certain conditions, the last of which was satisfied by July 19, 2004 (the "Effective Date"). On the Effective Date, the Issuer distributed the shares of Common Stock as contemplated by the Restructuring, and the Common Stock began trading on the Nasdaq National Market under the symbol "TLWT".

        Liberty TWSTY was a creditor of Old Telewest holding debt securities of Old Telewest immediately prior to the Effective Date aggregating approximately $425 million and £70.3 million, which represent the outstanding principal amount of such debt securities and accrued interest thereon as adjusted for applicable multipliers assigned to each series of debt securities in the Schemes. In satisfaction of Liberty TWSTY's claims under the Schemes with respect to the foregoing debt securities, Liberty TWSTY received in the Restructuring an aggregate of 18,417,273 shares of Common Stock.

Item 4. Purpose of the Transaction

        The information included in Item 3 of this Statement is hereby incorporated by reference into this Item 4. As a result of the Restructuring, the Reporting Person acquired beneficial ownership of approximately 7.5% of the outstanding Common Stock.

        The Reporting Person does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

        Notwithstanding the foregoing, the Reporting Person may determine to change its intentions with respect to the Issuer at any time in the future and, in so doing, may, for example, elect (i) to acquire additional shares of Common Stock in open market or privately negotiated transactions or (ii) to dispose of all or a portion of its holdings of shares of Common Stock. In reaching any conclusion as to its future course of action, the Reporting Person will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to the Reporting Person and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock.

Item 5. Interest in Securities of the Issuer

        (a)   The Reporting Person presently beneficially owns 18,417,273 shares of Common Stock. According to the Current Report on Form 8-K dated and filed by the Issuer on July 16, 2004, the Issuer will have outstanding 245,000,000 shares of Common Stock following the Distribution. Each share of Common Stock has one vote per share. Accordingly, the Reporting Person beneficially owns approximately 7.5% of the outstanding Common Stock, representing approximately 7.5% of the Issuer's outstanding voting power.

        To the knowledge of the Reporting Person, none of the Schedule 1 Persons beneficially owns any shares of Common Stock, except for Robert R. Bennett who acquired 426,049 shares of Common Stock in the Restructuring.

        (b)   The Reporting Person has sole voting and dispositive power with respect to 18,417,273 shares of Common Stock.

        To the knowledge of the Reporting Person, Mr. Bennett has sole voting and dispositive power with respect to 426,049 shares of Common Stock.

        (c)   Except as described in this Statement, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has executed any transaction in respect of shares of Common Stock during the past 60 days.

        (d)   Not applicable.

        (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

        The information set forth in Items 3 and 4 of this Statement is incorporated by reference into this Item 6 as if set forth in its entirety herein.

        In connection with the Restructuring, the Issuer entered into a Registration Rights Agreement, dated as of June 24, 2004 (the "Registration Rights Agreement"), for the benefit of all persons (the "Holders") whose resales of shares of Common Stock received in the Restructuring may be subject to the limitations of Rule 145 promulgated under the Securities Act of 1933, as amended. Liberty TWSTY is a Holder under the terms of the Registration Rights Agreement, which provides for the Issuer to file a shelf registration statement for the benefit of the Holders and provides the Holders with certain demand and piggy-back registration rights.

        The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the text of the Registration Rights Agreement, a copy of which has been incorporated by reference as Exhibit 7(a) hereto, which is hereby incorporated by reference into this Item 6.

Item 7. Materials to be Filed as Exhibits

        The following document is filed as an exhibit to this Statement:

Exhibit No.	Description
7(a)	Registration Rights Agreement, dated as of June 24, 2004, among the Issuer and the Holders listed on the signature pages thereto (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1, as filed on July 16, 2004 (File No. 333-115508)).

SIGNATURE

        After reasonable inquiry and to the best of his or her knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 27, 2004

LIBERTY MEDIA INTERNATIONAL, INC.
By:	/s/ ELIZABETH M. MARKOWSKI
Name: Elizabeth M. Markowski Title: Senior Vice President

SCHEDULE 1

DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.

        The name and present principal occupation of each director and executive officer of Liberty Media International, Inc. are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media International, Inc., 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of the Reporting Person, all executive officers and directors listed on this Schedule 1 are United States citizens, except for Miranda Curtis, who is a citizen of the United Kingdom.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)
John C. Malone	President, Chief Executive Officer, Chairman of the Board and Director of LMI; Chairman of the Board of Liberty Media
Robert R. Bennett	Director and Vice Chairman of LMI; President, Chief Executive Officer of Liberty Media
Miranda Curtis	Senior Vice President of LMI
Bernard G. Dvorak	Senior Vice President and Controller of LMI
Donne F. Fisher 9781 Meridian Blvd., #200 Englewood, Colorado 80112	Director of LMI; President of Fisher Capital Partners, Ltd.
Graham Hollis	Senior Vice President and Treasurer of LMI
David B. Koff	Senior Vice President of LMI
David Leonard	Senior Vice President of LMI
Elizabeth M. Markowski	Senior Vice President, General Counsel and Secretary of LMI; Senior Vice President of Liberty Media
David E. Rapley	Director of LMI
M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of LMI; Executive Director and a Board Member of the Anschutz Foundation
Larry E. Romrell	Director of LMI
J. David Wargo 712 Fifth Avenue New York, New York 10019	Director of LMI; President of Wargo & Company, Inc.

EXHIBIT INDEX

Exhibit No.	Description
7(a)	Registration Rights Agreement, dated as of June 24, 2004, among the Issuer and the Holders listed on the signature pages thereto (incorporated by reference to Exhibit 10.16 to Amendment No. 1 to the Issuer's Registration Statement on Form S-1, as filed on July 16, 2004 (File No. 333-115508)).

QuickLinks

SIGNATURE
SCHEDULE 1 DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA INTERNATIONAL, INC.
EXHIBIT INDEX